Exhibit (d)(16)

Personal and Confidential

September 10, 2024

Ryan O’Hare

Ryanohare20@hotmail.com

Re: Bonus Arrangements

Dear Ryan:

Keypath Education Australia Pty, Ltd. (the “Company”) and the Board of Managers (the “Board”) of Sterling Karpos Holdings, LLC (“Holdings”) are pleased to offer you certain bonus opportunities, payable in accordance with the terms of this letter agreement (this “Agreement” or this “letter”).

1. Closing Bonus.

(a) Upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger by and among Karpos Intermediate, LLC, Karpos Merger Sub, Inc. and Keypath Education International, Inc. (“Keypath”) dated as of May 23, 2024 (the “Merger”), and subject to the Employment Condition and Section 3, you shall be entitled to receive a cash bonus (the “Closing Bonus”) equal to AU$350,000.

(b) The Closing Bonus shall be paid to you on the next regularly scheduled payroll date following the date upon which the Merger is consummated (the “Merger Closing Date”) in accordance with the Company’s normal payroll practices (but in no event later than 30 days following the Merger Closing Date).

2. Phantom Equity Bonus. Upon the consummation of a Qualifying Transaction, and subject to the Employment Condition and Section 3, you shall be entitled to receive a cash bonus (the “Phantom Equity Bonus”) in an amount determined in accordance with this letter.

(a) The actual amount of the Phantom Equity Bonus will be determined by the Board as follows:

(i) if the Keypath Australia Equity Value is less than AU$150,000,000, the Phantom Equity Bonus shall equal (A) the Keypath Australia Equity Value, multiplied by (B) 0.018;

(ii) if the Keypath Australia Equity Value equals AU$150,000,000, the Phantom Equity Bonus shall equal AU$3,000,000;

(iii) if the Keypath Australia Equity Value exceeds AU$150,000,000 but less than AU$200,000,000, the Phantom Equity Bonus shall equal (A) AU$3,000,000, plus (B) (x) the Keypath Australia Equity Value, minus AU$150,000,000, multiplied by (y) 0.035; or

(iv) if the Keypath Australia Equity Value exceeds AU$200,000,000, the Phantom Equity Bonus shall equal (A) AU$4,750,000, plus (B) (x) the Keypath Australia Equity Value, minus AU$200,000,000, multiplied by (y) 0.045.

(b) The Phantom Equity Bonus shall be paid to you on the next regularly scheduled payroll following the date upon which a Qualifying Transaction is consummated (the “Qualifying Transaction Closing Date”) in accordance with the Company’s normal payroll practices (but in no event later than 30 days following the Qualifying Transaction Closing Date).

(c) For purposes of this Agreement:

(i) A “Holdings Sale” means (A) the acquisition of securities with greater than 50% of the voting or economic power of Holdings or (B) the sale of all or substantially all of the assets of Holdings, in each of cases (A) and (B), other than (x) an acquisition by or sale to Sterling Partners LLC (“Sterling”) or AVI Mezz Co., L.P. (“AVI Mezz”) or any of their respective affiliates (including, for the avoidance of doubt, any fund restructuring or continuation fund transaction) or (y) a separate Keypath Australia Sale.

(ii) The “Keypath Australia Equity Value” means the cash proceeds received in connection with a Qualifying Transaction, minus (A) [AU$31,500,000]1 and (B) transaction expenses and other debt-like items to the extent such obligations reduce the purchase price in such Qualifying Transaction. Keypath Australia Equity Value will be determined by the Board at the time of the Holdings Sale or Keypath Australia Sale, as applicable, taking into account the risk-adjusted present value of any “earnouts” or similar deferred consideration. In the event of a Holdings Sale that occurs prior to a Keypath Australia Sale, a portion of the proceeds (and related expenses) will be allocated by the Board to the Company, in respect of the relative portion of proceeds of a Holdings Sale attributable to the Company, for purposes of calculating the Phantom Equity Bonus.

(iii) A “Keypath Australia Sale” means (A) the acquisition of securities with greater than 50% of the voting or economic power of the Company or (B) the sale of all or substantially all of the assets of the Company, in each of cases (A) and (B), other than an acquisition by or sale to Sterling, Holdings, AVI Mezz or any of their respective affiliates.

(iv) A “Qualifying Transaction” means the consummation of the first to occur of a Keypath Australia Sale or a Holdings Sale.

[1]	Note to Draft: To be finalized with closing numbers and will reflect APAC’s percentage of [AU$62,000,000] of debt, based on revenue, plus call protection and PIK interest.

3. Conditions to Payment; Termination of Employment.

(a) You holds certain equity or equity-based awards of Keypath Education International, Inc. (“Keypath”), including options (the “Keypath Options”) to purchase shares of the common stock of Keypath and restricted stock units in respect of Keypath common stock (the “Keypath RSUs” and, together with the Keypath Options, the “Keypath Equity Awards”) in each case, granted pursuant to Keypath’s 2021 Equity Incentive Plan (the “Keypath Plan” and together with the award agreements governing the Keypath Equity Awards, the “Keypath Equity Documents”) In exchange for, and as a condition to, the opportunity to receive the Closing Bonus and the Phantom Equity Bonus pursuant to this Agreement, the Keypath Equity Awards are hereby irrevocably cancelled and cease to exist. All of the your rights and claims in respect of the Keypath Equity Awards and the Keypath Equity Documents, and any other agreements or instruments evidencing the Keypath Equity Awards will terminate and be null and void, and of no further force or effect.

(b) In order to be eligible to receive the Closing Bonus or the Phantom Equity Bonus, you must remain actively employed by the Company in your position as of the date of this letter as CEO, Australia and Asia-Pacific through the payment date applicable to the respective payment, as set forth above (such requirement, the “Employment Condition”). If the Employment Condition is not satisfied for any reason at any time prior to the Merger Closing Date or the Qualifying Transaction Closing Date, as applicable, then this Agreement will be null and void ab initio and you will forfeit any rights to receive a Closing Bonus or Phantom Equity Bonus, as applicable, hereunder.

(c) Notwithstanding anything to the contrary herein, no Phantom Equity Bonus shall be payable pursuant to this letter unless and until (x) such action is permitted by the liquidity and other restrictions set forth in the Company’s, or its applicable affiliate’s, debt facility and (y) the approval of any regulatory body, if required, has been obtained.

(d) Upon the Qualifying Transaction Closing Date, if the conditions described in this Section 3, including the Employment Condition, remain satisfied, (a) any Phantom Equity Bonus payable under this Agreement shall be paid in accordance with Section 2, and (b) you shall cease to have any further rights or entitlements under this Agreement. No amounts shall be paid under this Agreement due to any subsequent transaction.

4. Administration. The Board shall have the responsibility, in its sole discretion, to control, operate, construe, interpret, and administer this Agreement and shall have all the discretionary authority that may be necessary or helpful to enable it to discharge its responsibilities with respect to the Closing Bonus and the Phantom Equity Bonus (including with respect to the calculation of the amount thereof or the determination of whether a Qualifying Transaction has occurred). The Board is empowered to correct any defect, supply any omission, or reconcile any inconsistency in this letter in the manner and to the extent the Board shall deem it desirable to carry it into effect. All determinations and interpretations made by the Board shall be final, binding, and conclusive on you and your heirs, successors, and legal representatives.

5. Withholding Taxes. As required by law, the Company or any of its applicable affiliates, as applicable, shall be entitled to withhold (or secure payment from you in lieu of withholding) the amount of any federal, state, local, or foreign taxes due with respect to any amount payable to you under this Agreement, including any amounts required to be withheld under the Australian Pay-As-You-Go withholding rules.

6. Confidentiality of Agreement. The terms and conditions of this Agreement will remain strictly confidential, except for (a) disclosures to your immediate family and any tax, legal, or other counsel that you have consulted regarding this Agreement, whom you will instruct not to disclose the same, and (b) disclosures, if any, required or permitted by applicable law. Nothing herein will prohibit or restrict you from making any disclosures that are protected under the whistleblower provisions of any applicable law, rule or regulation.

7. No Right to Continued Employment; No Rights as Equity Holder. Nothing in this Agreement will confer upon you any right to continued employment with Holdings or any of its subsidiaries or interfere in any way with the right of Holdings or its subsidiaries to terminate your employment at any time for any reason. This Agreement will not in any way entitle you to any rights as an equity holder of the Holdings or any of its subsidiaries.

8. Other Benefits. Any Closing Bonus or Phantom Equity Bonus payable hereunder is a special incentive payment to you and will not be taken into account in computing the amount of salary or compensation for purposes of determining any bonus, incentive, pension, retirement, death, leave entitlement, redundancy, payment in lieu of notice or any other termination payment or other benefit under any other bonus, incentive, pension, retirement, insurance, or other employee benefit plan of Keypath or its subsidiaries.

9. Section 409A. It is intended that this Agreement be exempt from the provisions of Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations and guidance promulgated thereunder (collectively, “Section 409A”). Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Board. In no event whatsoever shall the Company or any of its affiliates be liable for any additional tax, interest, income inclusion, or other penalty that may be imposed on you by Section 409A or for damages for failing to comply with Section 409A.

10. Governing Law. This Agreement and any claim, controversy, or dispute arising under or related to this Agreement or the relationship of the parties will be governed by and construed in accordance with the laws of Delaware, without giving effect to any choice of law or conflict of law rules or provisions.

11. Release; Restrictive Covenants. Payment of any Closing Bonus or Phantom Equity Bonus hereunder may be subject to and conditioned upon your execution and non-revocation of a general release of claims in a form prescribed by the Company in its sole discretion on or before the payment date of the Closing Bonus or Phantom Equity Bonus. The Closing Bonus or Phantom Equity Bonus shall be automatically forfeited if you violate any confidentiality, non-competition, non-solicitation and other similar covenants to which you are subject pursuant to an employment, subscription, restricted units or other agreement between you and the Company, Holdings, Keypath or any of their respective affiliates, whether entered into prior to, on, or following the date hereof, and you hereby reaffirm all such obligations.

12. Severability. In the event that any provision of this Agreement is deemed to be illegal or invalid for any reason, said illegality or invalidity will not affect the remaining parts hereof, but this Agreement will be construed and enforced as if such illegal and invalid provision never existed.

13. No Assignment; Successors. Other than your rights under this Agreement that are assignable by you to your estate, this Agreement is personal to each of the parties hereto. Except as provided in this Section 15, no party may assign or delegate any rights or obligations hereunder without first obtaining the advanced written consent of the other party hereto. Any purported assignment or delegation by you in violation of the foregoing will be null and void ab initio and of no force or effect. The Company may assign this Agreement to an affiliate of the Company or to any successor to all or substantially all of the business and/or assets of Holdings, Keypath or the Company that assumes in writing, or by operation of law, the obligations of the Company hereunder.

14. Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which taken together will constitute one and the same instrument.

15. Unfunded Arrangement. To the extent that any person acquires a right to receive payments under this Agreement, such right shall be no greater than the right of an unsecured general creditor. All payments to be made hereunder shall be paid from general assets.

16. Entire Agreement; Amendment; Limited Third Party Beneficiaries. This Agreement constitutes the entire agreement by you and the Company with respect to the subject matter hereof and supersedes any and all prior agreements or understandings between you and the Company or any of its affiliates with respect to the subject matter hereof, whether written or oral. The Company may amend, modify, or terminate this Agreement for the purpose of meeting or addressing any changes in legal requirements or for any other purpose permitted by law, except that no amendment or alteration that would materially adversely affect your rights under this Agreement shall be made without your consent. Holdings is an express third party beneficiary of all terms of this Agreement and, other than Holdings, no other person shall be a third party beneficiary of this Agreement.

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On behalf the Company, I look forward to your contributions to the growth and success of the Company and its business.

Very truly yours,

Keypath Education Australia Pty, Ltd.

By:
	Name:	Steve Fireng
	Title:	Director

The above terms and conditions accurately reflect our understanding regarding the terms and conditions of the Closing Bonus and the Phantom Equity Bonus. I hereby acknowledge that the Closing Bonus and the Phantom Equity Bonus are subject in all respects to the terms and conditions of this Agreement, and I hereby confirm my agreement to the same.

Ryan O’Hare

[Signature Page to Bonus Agreement]